Entrepreneur

Name: Lamia Pardo
UUID: 55280342
Background: Lamia Pardo, CEO - 8 years of startup management experience. Former VP of Marketing and Head of Growth. Built and scaled marketing, product, and data teams.
Location: New York

Social Connections

Facebook: http://www.facebook.com/lamia.pardofigueroa
Twitter: http://www.twitter.com/lamiapf
LinkedIn: http://www.linkedin.com/in/lamia-pardo-52834033

Pitch Story

Title of your pitch: Journify - Wellbeing Coaching & Burnout Prevention
Short introduction of your pitch: Journify is the first specialized platform helping companies eliminate and prevent burnout.
Your pitch story: We created Journify.co because we hear everyone wants to live a healthier and more purposeful life, but turns out that killing bad habits is extremely hard. Already 7 in 10 millennials are suffering from burnout and the World Health Organization estimates this is costing companies a total of $550B in productivity losses. We are on a quest to deliver burnout-free lives and workplaces through our wellness coaching platform and workshops (live!) and a burnout prevention subscription app (in progress!).   After tracking our early users over two months, we achieved the following results: 1. 4.75/5 overall rating 2. Over 50% reported better sleep patterns and overall self-esteem 3. 75% reported a higher likelihood of achieving personal and work-related goals Since august 2019, we're already working with two tech companies (and two more in the pipeline) and have on-boarded 150 practitioners to the platform (covering life coaching and personal development, financial wellness, team communication, career design, burnout and resilience building, and more specific wellbeing needs).   The time is now because demand is at its peak. Personal coaching is proven to be 3X more effective than any other "one-size-fits-all" app and, according to a recent Deloitte report, 60% of

employees believe their companies should sponsor personal coaching. Together, we can prove that it is possible to live without burnout while still growing personally and professionally.

Which category does your pitch belong to: Health & Beauty

Target Market

Target market: Primary: fast-growing companies that are already looking for more effective wellness investments. They tend to be tech companies that advertise their programs as part of their employer branding. The current average investment per employee is $693 and this is expected to grow by $100 next year. Secondary: millennials that are highly aware of wellness coaching and its benefits. In 2018, there were already 10M searches and this keeps growing.

Production plan

Production location: United States
Production plan: Our solution is fully delivered through the Journify HIPAA-compliant web platform. The software matches every individual with a wellbeing personal coach, and helps support and track the entire burnout elimination journey. The second version of the product is in progress; a subscription app that helps prevent burnout by leveraging AI and personal data to provide personalized recommendations in real time. We're currently piloting our platform with two tech companies with more in the sales pipeline.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: To date, there isn't a single platform specializing on burnout but time to market is key given the high demand. In 2019 the World Health Organization declared burnout as a legitimate diagnosis and, therefore, more stakeholders are starting to look at the topic. We have been able to build a successful product and launch pilots with reputable companies within a few months of existence and we have significant experience scaling tech products, so we can achieve our goals with your help! 95% of HR leaders

believe burnout is negatively impacting retention rates, making their roles harder. We have a significant growing demand, but now need the commitment and resources to fulfill it.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: We can revert the burnout crisis that's costing us increased rates in mental health problems and significant losses to employers.

Spending Plan

Number of current employees including yourself: 1

Percentage of your raise will pay salaries: 50%

Spending plan: Our main goals for this round are (a) to achieve $1M in net revenue within 15 months by on-boarding 45 corporate clients, and (b) release the burnout subscription app and acquire the first 5k users. Use of funds is (a) 50% to make key hires in data science, app development and HR sales specialists, (b) 30% sales and marketing, (c) 11% operations and infrastructure support, and (d) 9% fundraising costs.   The marketing and sales spend will take place in the following two phases: Acquisition phase 1: direct sales to Chief Happiness Officers and indirect sales via HR consultants focusing on developing wellness programs. Acquisition phase 2: develop a B2B marketing program including content marketing, SEO, Linkedin advertising and a referral program.

Spending plan of extra investment: Additional investment will give us the ability to speed up the launch of the subscription-based app, and onboard additional clients to the platform. This will still account for 91% of the total investment, since 9% will be allocated to fundraising costs.

Return Details

Return type: ownership

Raising target: $500,000

Raising cap: $850,000

Percentage ownership you plan to offer: 12.0%

When do you plan to sell or IPO your business: 2025

Existing share: No

When can bidders expect the return: December, 2025

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Journify, Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 07-29-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: journify.co

Company address

Street: 19 Morris Ave building 128

City: Brooklyn

State: New York

ZIP code: 11205

Financial status

Average sales price: $50

Average cost per unit: $5

Yearly sales at the end of last year: $0

1st year target sales after raised date: $750,000

Existing investment from the founders: $0

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Lamia Pardo

Title: Co-Founder and CEO

Grant Date: 01-04-2019

Has ownership: Yes

Ownership: 40%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/lamia-pardo-52834033/

Name: Trey O'Neill

Title: Co-Founder and Former COO

Grant Date: 01-04-2019

Has ownership: Yes

Ownership: 4.2%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/trey-o-neill-b10b7a96/?originalSubdomain=sg

Name: Zachary Williams

Title: Formal Advisor - Mental Wellness Advocate

Grant Date: 08-01-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/zak-williams-384bb84/

Name: Anthony Onesto

Title: Formal Advisor - HR and Workplace Wellness

Grant Date: 09-17-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/anthonyonesto

Name: Robyn Long

Title: Formal Advisor - Client Experience

Grant Date: 07-01-2019

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/robynlong4/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 10 million common stock shares authorized at $0.00001 par value with zero shares issued as of the inception date of the company (non-voting shares).

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Journify has successfully completed two beta pilots. Within 15 months after raising funds, we plan to achieve $1M in net revenue (via corporate sales aiming to onboard 45 clients). We're targeting to close the pre-seed round prior to the end of 2019 via direct investments and crowdfunding (the company currently doesn't have any other source of funding). The founders in the cap table (Lamia Pardo and Trey O'Neill) received support and resources from an incubator program (https://antler.co) between January and July of 2019. In exchange, we are in the processing of transferring the equivalent of 10% of common shares as of this date. This process will only dilute the founders and not any additional investor.

Has financial statements: Yes

Last Edited: 2019-11-15 03:49:38

Desired launch period: immediately

CCC code: *yosinc5

CIK code: 0001794263

Links

Website: journify.co

Blog: journify.co/blog

Instagram: www.instagram.com/journifycoaching/

Contributions on Thrive Global: thriveglobal.com/authors/lamia-pardo/